AMENDMENT TO THE PARTS SOURCE, INC.
                        1996 INCENTIVE AND NON-STATUTORY
                                STOCK OPTION PLAN


            The Board of Directors and its shareholders have approved the following amendment to the Company's 1996 Incentive and Non-Statutory Stock Option Plan:

            SECTION 3   -     STOCK

                3.1 SHARES SUBJECT TO PLAN. The stock subject to the options granted under the Plan shall be shares of the Company's authorized but unissued common stock, par value $.001 per share ("Common Stock"). The total number of shares that may be issued pursuant to options granted under the Plan shall not exceed an aggregate of 300,000 shares of Common Stock







Date: May 15, 1997